QUESTIONS AND ANSWERS

     Q.   IS GREAT WESTERN GOING TO MERGE WITH HOME SAVINGS?

     A. The Great Western Board of Directors with the assistance of our financial advisors and our legal counsel is continuing to review the Ahmanson proposal and all of its implications. We understand that this can be unsettling for employees, but, at this point, we don't know exactly when this evaluation will be complete. We will continue to make every effort to keep you informed as this situation progresses.

     Q. WHAT CAN I, AS A GREAT WESTERN EMPLOYEE, DO TO HELP RESOLVE THIS SITUATION?

     A. Even though this situation may be causing you some uncertainty, Great Western needs you to focus on conducting business better than usual. The most valuable contribution you can make is to continue doing what you do best -- providing the best products and services to Great Western's customers.

     Q.   WILL I HAVE A JOB IF GREAT WESTERN AND HOME SAVINGS MERGE.

     A. We can't answer that question at this time because Great Western hasn't yet responded to the Ahmanson proposal.

     Q.   IF MY JOB IS ELIMINATED, WHAT TYPE OF SEVERANCE BENEFITS
          WILL I RECEIVE?

     A. Even though we are still evaluating the Ahmanson proposal and cannot predict the outcome of events, on Monday, February 24, the Board of Directors moved quickly to help protect our employees and approved a Change In Control Benefits Program for eligible employees. The Board took this action because we believe it is prudent and appropriate to consider our employees' welfare. We believe the severance program is comparable to those offered to employees of other financial services companies in similar situations. Plan details are attached to a Staff Bulletin dated February 25. If you did not receive this bulletin, please see your manager to obtain a copy.

     Q.   WHO CAN ANSWER MY QUESTION ABOUT THE CHANGE IN CONTROL
          BENEFITS PROGRAM?

     A. If you have questions after reviewing the bulletin and attached plan, you may call Human Resources at (818) 775-3555 or (800) 843-6093 at the following times:

               Monday - Thursday   7 a.m. - 6 p.m. (Pacific Time)
               Friday              7 a.m. - 3 p.m. (Pacific Time)

     Q.   IS THE HIRING FREEZE STILL IN EFFECT?

     A. No. However, new hires salary grade 16 and above require approval by the appropriate executive vice president.
          Before extending an offer of employment, forward a completed Employee Requisition Form to mail stop N 10 24, and Human Resources will obtain the required executive vice president signature.

     Q.   WHY DID THE COMPANY POSTPONE THE ANNUAL MEETING OF
          STOCKHOLDERS?

     A. We have only one goal -- to do what's best for Great Western and its shareholders in an orderly and prudent manner.
          Great Western won't be stampeded into hasty decision-making. As soon as we have thoroughly considered the choices, we will move as expeditiously as possible. We won't be rushed to judgment.

     Q.   HAS A NEW DATE BEEN SET FOR THE ANNUAL MEETING?

     A. No, not yet. This is something that will be determined by the Great Western Board as the situation becomes clearer and shareholders have sufficient information to make informed decisions.

     Q.   SOME NEWS REPORTS NAME OTHER COMPANIES THAT MAY BE
          INTERESTED IN GREAT WESTERN AS A MERGER PARTNER. IS GREAT WESTERN NEGOTIATING WITH ANY OF THESE COMPANIES?

     A. We are aware that there is much speculation in news reports, but we cannot comment on what the Board may or may not decide. It has long been Great Western's policy not to comment on this type of speculation.

          At the same time, we do not want to give employees the impression that we do not appreciate your desire for information. But fueling the rumor mill is not in the best interests of the company and its shareholders and employees.

          Similarly, if a customer asks you questions about these news stories, please politely respond that it is Great Western policy not to comment on those types of unsubstantiated reports.

     Q. IS THIS ACQUISITION BEING PROPOSED BECAUSE GREAT WESTERN IS HAVING FINANCIAL DIFFICULTIES?

     A. No, Great Western is not having financial difficulties. In fact, we are financially strong and sound. The company is well-capitalized and exceeds all federal capital requirements for well-capitalized institutions. Moreover, customer deposits are insured up to $100,000 by the SAIF (Savings Association Insurance Fund), which is backed by the full faith and credit of the U.S. government.

     Q.   I'VE READ THAT H.F. AHMANSON IS ATTEMPTING TO OBTAIN
          "CONSENT SOLICITATIONS" FROM GREAT WESTERN STOCKHOLDERS. WHAT DOES THAT MEAN?

     A. As is the case with most major U.S. corporations, Great Western is incorporated in Delaware, and our corporate affairs are governed by Delaware law. There are two ways that shareholders can act: 1) by voting in person or by proxy at a meeting of shareholders, or 2) by giving their written consent to act. If a majority -- 50.1 percent -- of the outstanding shares sign consent forms, it has the same effect as if an action was voted on and approved at a shareholders' meeting -- even though a shareholders' meeting was not held.

     Q.   WHY DID THE COMPANY ADOPT AN AMENDMENT TO GREAT WESTERN
          BYLAWS ESTABLISHING PROCEDURES FOR SETTING A RECORD DATE FOR THE CONSENT SOLICITATION?

     A. The bylaw amendment is designed to establish an orderly process for the Ahmanson consent solicitation. Shares of a corporation's stock are bought and sold every day, and the purpose of a record date is to determine which shareholders are entitled to vote (or act by consent) on a particular matter. On March 3, the Board of Directors established a record date of March 13. Shareholders who own stock on that record date are entitled to vote (or give their consent).

          Without this new bylaw, Ahmanson could have the ability to set the record date by simply delivering a single consent form from one shareholder -- such as itself. Other shareholders might not even know that a record date for the consent solicitation was being set. The amendment's purpose is to ensure that our stockholders are not stampeded into acting before they have all the necessary information needed to make informed decisions.

     Q.   AHMANSON HAS ANNOUNCED ITS INTENTION TO SOLICIT WRITTEN
          CONSENTS FROM GREAT WESTERN STOCKHOLDERS WITH RESPECT TO FIVE PROPOSALS. WHAT ARE THOSE PROPOSALS?

     A. One proposal is a non-binding advisory resolution asking the Great Western Board of Directors to consider any offers it receives for the merger of the company. Here is what it says -- if no other offers to enter into a merger agreement are received by Great Western by May 22, the Board should negotiate a merger agreement with Ahmanson on the terms that Ahmanson has publicly proposed.

          But the resolution is non-binding because under Delaware law the shareholders can't force the Board of Directors to take that action. Entering into a merger agreement in the first instance is the Board's prerogative. However, if it were approved, Ahmanson could try to use the non-binding resolution to show that shareholders support its proposal.

          The second proposal, which would be binding, would amend Great Western bylaws. In effect, it would prevent Great Western and a third-party bidder from agreeing to a break-up fee or similar financial arrangement valued at more than $100 million without shareholder approval.

          Ahmanson is also soliciting consents for three additional proposals. One proposal is to amend the bylaws to require that the Annual Meeting of Stockholders be held on the fourth Tuesday in each year or within 14 days of such date. As noted on page 3, the Board of Directors has postponed the Annual Meeting in order to allow Great Western and its shareholders to act in an orderly and prudent manner.

          The other proposals are to amend the bylaws to require that all business properly brought before any meeting of stockholders be acted upon before any meeting is adjourned and to prohibit the Great Western Board from amending or repealing any bylaw amendments passed as a result of the Ahmanson consent solicitation without approval of Great Western's stockholders.

     Q.   WHEN WILL EMPLOYEES KNOW MORE?

     A. As soon as we conclude the evaluation of the proposal and are able to respond to Ahmanson. We don't know exactly how long that process will take. However, we ar committed to informing employees regularly and to being as open as possible in our communications.

     Q. MY OFFER IS NOT ON THE VOICE MAIL SYSTEM. WHAT DID JOHN MAHER'S MOST RECENT MESSAGE SAY?

     A. On Wednesday, February 26, Great Western President and Chief Executive John Maher delivered the following message to employees:

          "By now you should have reviewed the Change in Control Severance Plan. The Board of Directors and I have tried very hard to develop a benefits plan that is fair to you. As you know, it is very important to me that Great Western employees be treated fairly in this situation.

          "That is what this benefit plan is designed to do -- consider your interests so you can take care of business, serve your customers, and meet your business goals and objectives. I know I can count on you to keep your eye on the ball.

          "This week we also announced the postponement of our Annual Stockholder Meeting and some legal actions taken by Great Western. Our major objective is to prevent your company and Board from being stampeded into making hasty decisions.

          "Most actions you read about are taken to ensure that we make wise decisions. We will not be rushed to judgment.

          "We intended to work our way through this situation in a way that serves the best interests of our shareholders. That's what I am committed to doing.

          "Thank you for your hard work."

          Great Western and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to H.F. Ahmanson's consent solicitation. The participants in this solicitation may include the directors of Great Western (James F. Montgomery, John F. Maher, Dr. David Alexander, H. Frederick Christie, Stephen E. Frank, John V. Giovenco, Firmin A. Gryp, Enrique Hernandez, Jr., Charles D. Miller, Dr. Alberta E. Siegel and Willis B. Wood, Jr.); the following executive officers of Great Western: J. Lance Erikson (Executive Vice President, Secretary and General Counsel), Carl F. Geuther (Vice Chairman and Chief Financial Officer), Michael M. Pappas (Vice Chairman and President, Consumer Finance Division), A. William Schenck III (Vice Chairman), Ray W. Sims (Executive Vice President), and Jaynie M. Studenmund (Executive Vice President); and the following other members of management of Great Western: Stephen F. Adams (First Vice President, Associate General Counsel and Assistant Secretary), Bruce F. Antenberg (Senior Vice President -- Finance, Treasurer and Assistant Secretary), Barry R. Barkley (Senior Vice President and Controller), Ian D. Campbell (Senior Vice President), Charles E. Coleman (Vice President, Great Western Bank), Allen D. Meadows (Senior Vice President, Great Western Bank), and John A. Trotter (First Vice President, Great Western Bank).

          As of the date of this communication, James F. Montgomery and John F. Maher beneficially owned 605,488 shares and 611,762 shares of Great Western common stock, respectively (including shares subject to stock options exercisable within 60 days). The remaining participants do not individually, or in the aggregate, beneficially own in excess of one percent of Great Western's equity securities.